Mail Stop 3561

August 24, 2009

John Cline
President
Next Fuel, Inc.
210 Walford Way
Cary, NC 27519

     Re: **Next Fuel, Inc.**
             Item 4.02 Form 8-K
             Filed August 18, 2009
             File No. 333-148493

Dear Mr. Cline:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

             Sincerely,

             Brian K. Bhandari
             Branch Chief